MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three months ended April 3, 2026 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three months ended April 3, 2026 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2025 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"); and (iii) our related 2025 annual MD&A (“Annual MD&A”).
Our fiscal year is the calendar year ending December 31. Our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended April 3, 2026 and the first quarter of 2026 relate to the 13-week period ended April 3, 2026.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at April 29, 2026 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the United States, the United Kingdom, and Europe, manufacturing, marketing, selling, and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), northern bleached softwood kraft pulp, paper, wood chips and other residuals. As at April 3, 2026, our business is comprised of 28 lumber mills, 15 OSB facilities, 3 plywood facilities, 3 MDF facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.

We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to optimize our portfolio of assets as well as reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
New home construction activity in the U.S. is a significant driver of lumber and OSB demand in North America. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts rose slightly to 1.50 million units in March 2026, with permits issued averaging 1.37 million units. On a 3-month trailing average basis, there were 1.42 million units started and permits issued for 1.43 million units. In comparison, U.S. housing starts were 1.36 million units for the full year of 2025. Based on the latest available U.S. government data, new housing construction has remained muted as consumers contend with relatively elevated mortgage rates and housing affordability challenges. The conflict in the Middle East has added to consumer uncertainty, as long-term mortgage rates have increased as a result. A meaningful economic or employment slowdown, a prolonged higher-for-longer interest rate environment, or insufficient housing price adjustments could further constrain affordability and weigh on near-term demand for new home construction and our wood-based building products. Existing home sales remain historically low, reflecting lower consumer confidence and job growth. Over the longer term, favorable demographic trends are expected to support underlying demand for housing construction and resale activity. In addition, while the U.S. central bank has reduced its key lending rate a total of 175 bps since September 2024, which is directionally supportive for housing market demand, long-term bond yields have not declined to the same extent. The U.S. administration has also announced a renewed focus on housing affordability that may ultimately help relieve constraints on consumers, although the timing and effectiveness of such measures remain uncertain.
In the first quarter, demand for our products used in repair and remodelling remained subdued. While historically low existing home sales continue to pose a risk to a near-term recovery, we had observed signs of improvement prior to the onset of the Middle East conflict. Over the medium to long term, the advanced age of the U.S. housing stock and moderating inflation and interest rates are expected to influence renovation and repair activity and consequently demand for lumber, plywood and OSB.
Continental lumber supply has trended lower in recent years due to mill capacity reductions across North America, with a significant number of these capacity reductions announced as permanent. These capacity reductions have been attributed to a number of factors, including uneconomic fibre supply, mill modernization levels, residuals markets and increased duties and tariffs. The lumber industry has more recently been experiencing a protracted period of oversupply, particularly in the U.S. South. Over the longer term, as lumber demand recovers, our ability to add supply may face challenges from ongoing timber supply limitations in key lumber producing regions, the investment required for greenfield and brownfield project development, availability of cost-efficient labour, diminishing outlets for residuals (and the resulting economic impact of that diminished demand) and escalating capital costs that impair economic returns.
The North American OSB industry has recently entered a period of oversupply. Further, a number of OSB mill greenfield and re-start projects have been announced in recent years. While some of the announced greenfield projects are apt to be completed and begin production over the near to medium term, we continue to see meaningful constraints to significant new OSB supply in the near term, owing to typical mill start-up curves and recently announced mill curtailments. However, should new OSB supply continue to come online, OSB markets that are already in a supply surplus may experience a protracted period of oversupply.
According to industry data, from 2022 through 2025 approximately 23% of U.S. lumber consumption and 28% of U.S. OSB consumption was supplied by Canadian mills. We have seen a meaningful decline in Canadian lumber exports to the U.S. over the last 4 years. Increased softwood lumber duties and the tariffs imposed by the U.S. administration’s Section 232 proclamation, along with loss of residual markets, fibre constraints, wildfires and fibre access constraints, have contributed to an environment of heightened financial uncertainty for Canadian-based manufacturers of lumber and wood-based building products. If Canadian exports to the U.S. are constrained because of these or any other factors, the supply of these products may fall short of U.S. demand levels over the near to medium term.

Blue Ridge Lumber Mill Fire

Our Blue Ridge, Alberta lumber mill was impacted by a fire during January 2026, which resulted in a temporary shutdown of production. The mill resumed operations late in the first quarter of 2026.
Export Duties
On April 9, 2026, the USDOC released the preliminary results for the AR7 POI covering the 2024 calendar year, which indicated a rate of 15.93% for CVD and 4.77% for ADD for West Fraser. These rates are expected to be finalized and come into effect later this year. As a result, we recorded a $73 million non-cash charge to export duty expense in Q1-26, representing the difference between previously recorded expense for 2024 based on CVD cash deposit rates of 2.19% and 6.85% and the preliminary CVD rate released of 15.93%.
Additionally, the USDOC has commenced processing the liquidation of ADD for the first administrative review period (AR1 POI) covering exports between August 2017 and December 2017. Based on the liquidation rate, we expect to receive a refund of $15 million in 2026. As a result of additional information from the liquidation process, we recorded a $41 million non-cash charge to export duty expense in Q1-26, representing a change in the estimate of amounts recoverable and payable covering all the administrative review periods. Other than the current limited AR1 ADD liquidation, the timing and amount of cash settlement on overpayments and underpayments for all POIs remains highly uncertain.
Tariffs
On March 4, 2025, the U.S. administration, under the International Emergency Economic Powers Act (“IEEPA”), implemented an additive 25% tariff on all goods imported into the U.S. Our wood products were subject to the IEEPA tariffs for a two-day period from March 4, 2025 to March 6, 2025.
On February 20, 2026 the Supreme Court of the United States determined that the IEEPA does not authorize the U.S. administration to impose tariffs. The process of refunding the IEEPA tariffs is currently under review by the U.S. Customs and Border Protection (CBP).
This decision by the Supreme Court of the United States does not affect the Section 232 tariffs of 10% or duties paid on softwood timber and lumber shipped into the U.S.
Share repurchases
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027.
For the three months ended April 3, 2026, we repurchased no Common shares under our 2026 NCIB and 2025 NCIB programs.

FIRST QUARTER RESULTS

Summary Results ($ millions)	Q1-26	Q4-25	Q1-25
Sales	$1,334	$1,165	$1,459
Cost of products sold	(989)	(950)	(981)
Freight and other distribution costs	(190)	(177)	(187)
Export duties, net, and tariffs	(158)	(45)	(23)
Amortization	(138)	(144)	(134)
Selling, general and administration	(63)	(72)	(73)
Equity-based compensation	(6)	4	3
Restructuring and impairment charges	—	(712)	—
Operating earnings (loss)	(210)	(931)	64
Finance income (expense), net	(53)	3	6
Other income (expense)	13	10	(3)
Tax recovery (provision)	61	167	(25)
Earnings (loss)	$(188)	$(751)	$42

Adjusted EBITDA[1]	$(66)	$(79)	$195
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q1-26	Q4-25	Q3-25	Q2-25	Q1-25	Q4-24	Q3-24	Q2-24
Sales	$1,334	$1,165	$1,307	$1,532	$1,459	$1,405	$1,437	$1,705
Earnings (loss)	$(188)	$(751)	$(204)	$(24)	$42	$(62)	$(83)	$105
Basic EPS (dollars)	(2.40)	(9.59)	(2.59)	(0.30)	0.53	(0.77)	(1.03)	1.29
Diluted EPS (dollars)	(2.40)	(9.63)	(2.63)	(0.38)	0.46	(0.80)	(1.03)	1.20
Sales and earnings decreased from Q2-24 to Q3-24 due primarily to lower OSB and lumber pricing. Earnings improved in Q4-24 as product pricing improved across all product segments, offset in part by lower OSB shipment volumes, higher costs, major maintenance downtime in our other operating segments, and impairment charges related to goodwill in our Europe EWP segment. Sales and earnings improved in Q1-25 due primarily to higher lumber pricing, lower costs, and the resumption of operations following major maintenance in our other operating segments and impairment charges in the Europe EWP segment. Sales increased from Q1-25 to Q2-25 primarily due to higher shipments in our lumber and NA EWP segments, offset in part by lower lumber and OSB pricing. Earnings decreased from Q1-25 to Q2-25 due primarily to the impact of lower product pricing, inventory write-downs, and higher fibre costs, offset in part by lower tax expense. Sales in Q3-25 were impacted by further decreases in product pricing in our lumber and NA OSB product lines. Earnings decreased from Q2-25 to Q3-25 due primarily to lower product pricing and higher export duties expense on finalization of AR6, offset in part by higher tax recovery. Sales decreased in Q4-25 due to lower OSB and SPF lumber pricing and lower shipment volumes. Earnings decreased from Q3-25 to Q4-25 due primarily to higher restructuring and impairment charges, offset in part by lower export duties expense and other costs, including inventory write-downs. Sales increased in Q1-26 due to higher lumber and NA OSB product pricing and higher shipment volumes. Earnings increased from Q4-25 to Q1-26 due to the non-recurrence of restructuring and impairment charges in Q1-26 and lower inventory write-downs, offset in part by higher export duty expense, higher finance expense, and lower tax recovery.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q1-26	Q4-25	Q1-25
Sales
Lumber	$551	$486	$598
Wood chips and other residuals	54	51	56
Logs and other	25	16	20
	629	552	674
Cost of products sold	(439)	(442)	(458)
Freight and other distribution costs	(88)	(88)	(92)
Export duties, net, and tariffs	(158)	(45)	(22)
Amortization	(53)	(56)	(46)
Selling, general and administration	(29)	(35)	(35)
Restructuring and impairment reversal (charges)	—	(473)	—
Operating earnings (loss)	$(137)	$(586)	$21

Adjusted EBITDA[1]	$(84)	$(57)	$66

SPF (MMfbm)
Production	554	626	639
Shipments	555	613	669
SYP (MMfbm)
Production	629	559	602
Shipments	604	579	570
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales increased compared to Q4-25 due to higher product pricing and higher SYP shipment volumes, offset in part by lower SPF shipment volumes. Lumber sales decreased compared to Q1-25 due to lower SPF shipment volumes and SPF product pricing, offset in part by higher SYP shipment volumes and SYP product pricing.
The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $84 million compared to Q4-25 and a decrease by $3 million compared to Q1-25.
SPF shipment volumes were approximately 10% lower than Q4-25 due to the temporary shutdown of production following a fire at our Blue Ridge, Alberta lumber mill. The impact of the permanent closure of our 100 Mile House, B.C. lumber mill in Q4-25 was offset by higher production from our other B.C. lumber mills. SPF shipment volumes decreased versus Q1-25 due primarily to the aforementioned Blue Ridge fire impact and the permanent closure of our 100 Mile House, B.C. lumber mill.
SYP shipment volumes increased versus comparative periods due primarily to higher production volumes, discussed further in the section below.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $2 million compared to Q4-25 and an increase of $3 million compared to Q1-25.

SPF Sales by Destination	Q1-26		Q4-25		Q1-25
	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	391	70%	424	69%	433	65%
Canada	137	25%	158	26%	200	30%
Other	27	5%	31	5%	36	5%
	555		613		669
We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.
Sales of wood chips and other residuals increased compared to Q4-25 due to an increase in chip by-product volumes as a result of higher SYP production volumes, discussed further in the section below, offset by lower chip pricing. Sales of wood chips and other residuals decreased compared to Q1-25 due to lower chip pricing, offset in part by higher chip by-product volumes as a result of increased SYP production volumes. Logs and other sales increased versus all comparative periods, driven primarily by higher volumes of SPF log sales in Q1-26.
Costs and Production
SPF production volumes decreased compared to Q4-25 due to the temporary shutdown of production following a fire at our Blue Ridge, Alberta lumber mill. The impact of the permanent closure of our 100 Mile House, B.C. lumber mill in Q4-25 was offset by higher production from our other B.C. lumber mills. SPF production volumes decreased versus Q1-25 due primarily to the aforementioned Blue Ridge fire impact and the permanent closure of our 100 Mile House, B.C. lumber mill.
SYP production volumes increased versus comparative periods due to an increase in operating schedules across our platform, offset in part by the permanent closure of our Augusta, Georgia mill in Q4-25. The ramp-up of our new Henderson, Texas lumber mill was a contributing factor in the comparisons to comparative periods as well.
Cost of products sold decreased from Q4-25 due primarily to lower SPF shipment volumes and lower SYP unit manufacturing costs and lower SPF and SYP fibre costs, offset in part by higher volumes of SPF log sales, higher SYP shipment volumes, higher SPF unit manufacturing costs and an unfavourable $3 million variance relating to inventory valuation adjustments. The unfavourable inventory valuation adjustment impact resulted from Q4-25 benefiting from a larger release of inventory valuation provision compared to the release of inventory valuation seen in Q1-26.
Cost of products sold decreased compared to Q1-25 due primarily to lower SPF shipment volumes, lower SYP fibre costs and a favourable $6 million variance relating to inventory valuation adjustments. This was offset in part by higher SYP shipment volumes, higher unit manufacturing costs for both products, higher SPF fibre costs, higher volumes of SPF log sales, and the strengthening of the CAD against the USD. The favourable inventory valuation adjustment impact resulted from Q1-26 benefiting from a larger release of inventory valuation provision compared to the release of inventory valuation seen in Q1-25.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to lumber prices with a shorter time lag.
SPF log costs decreased compared to Q4-25 due to lower logging costs and lower Alberta stumpage costs, offset by higher hauling and silviculture costs. SPF log costs increased compared to Q1-25 due to higher hauling and silviculture costs, higher B.C. stumpage costs and higher purchased log costs, offset in part by lower Alberta stumpage costs.
SPF unit manufacturing costs increased versus comparative periods due primarily to the impact of lower production as well as higher labour costs. The strengthening of the Canadian dollar against the U.S. dollar was a contributing factor to the increase versus Q1-25, while lower repairs and maintenance costs were an offsetting factor.
SYP log cost decreased versus comparative periods as demand for logs moderated due to lower operating rates in our log procurement regions.

SYP unit manufacturing costs decreased versus Q4-25 due primarily to the impact of higher production, offset in part by the impact of the ramp-up of our new Henderson, Texas lumber mill and higher labour, energy and repairs and maintenance costs.
SYP unit manufacturing costs increased compared to Q1-25 due to higher labour and energy costs, and the impact of the ramp-up of our new Henderson, Texas lumber mill. This was offset in part by higher production volumes across our platform.
Freight and other distribution costs were comparable to Q4-25. Freight and other distribution costs decreased versus Q1-25 due to lower shipment volumes, offset in part by higher freight rates.
Export duty expense increased compared to Q4-25 and Q1-25 due primarily to $114 million of non-cash charges to export duty expense to adjust export duty receivable and payables balances to reflect the AR7 preliminary CVD rate and the applicable ADD assessment rates for AR1 through AR8 (2017-2025 POIs). Also impacting the comparison to Q1-25 is higher cash deposit rates, partially offset by lower shipment volumes to the U.S. in Q1-26 versus both comparative periods.
Tariff expense increased compared to Q4-25, as tariffs were only in effect for a portion of Q4-25 following their implementation on October 14, 2025. Lower shipment volumes to the U.S. in Q1-26 versus Q4-25 represented a partial offsetting factor. Tariff expense increased compared to Q1-25 as tariffs were only in effect from March 4, 2025 through March 6, 2025 in the Q1-25 period.
The following table summarizes the impact of export duties, net, and tariffs on our Lumber segment:

Duty impact on earnings ($ millions)	Q1-26	Q4-25	Q1-25
Cash deposits[1]	$(32)	$(34)	$(21)
Adjustments to West Fraser rates[2]	—	(2)	—
Export duties, net	(32)	(35)	(21)
Adjustment to ADD assessment rates (AR1 - AR8)[3]	(41)	—	—
Adjustment to AR7 preliminary CVD rate[4]	(73)	—	—
Export duty expense	(146)	(35)	(21)
Tariffs[5]	(12)	(10)	(1)
Export duties, net, and tariffs	(158)	(45)	(22)

Interest income (expense) on export duty deposits	(1)	5	5
Adjustment to interest on export duty deposits for prior period POIs[6]	(45)	—	—
Net interest income (expense) on export duty deposits	$(46)	$5	$5
1.Represents combined CVD and ADD cash deposit rate of 26.47% for Q1-26 and Q4-25, and 11.89% for Q1-25.
2.Represents adjustments to West Fraser estimated ADD rates, as shown in the rate table below, and other administrative adjustments.
3.Represents adjustments to ADD relating to AR1 through AR8 (2017-2025 POIs), reflecting updated assessment rates based on information from the AR1 liquidation process initiated in Q1-26.
4.Represents the difference between the fiscal year 2024 expense recorded using the CVD cash deposit rates of 2.19% and 6.85% and the USDOC preliminary CVD rate of 15.93% for the 2024 POI.
5.Represents the Section 232 tariffs of 10% on softwood timber and lumber we import from Canada into the U.S. effective October 14, 2025 for Q1-26 and Q4-25 and represents the IEEPA tariffs of 25% on our softwood timber and lumber imported into the U.S. in effect from March 4, 2025 to March 6, 2025 for Q1-25.
6.Represents adjustments to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) based on information from the AR1 liquidation process initiated in Q1-26 and the AR7 preliminary CVD rate for the 2024 POI.

Amortization expense decreased compared to Q4-25 due to the impact of our lumber mill closures. Amortization expense increased compared to Q1-25 due primarily to the start-up of our new Henderson, Texas lumber mill and completion of other capital projects, offset in part by the impact of our lumber mill closures.
Selling, general and administration decreased versus comparative periods due primarily to the impact of lumber mill closures.

Restructuring and impairment charges of $473 million in Q4-25 related to the U.S. lumber goodwill impairment and the permanent closures of our Augusta, Georgia and 100 Mile House, British Columbia lumber mills. See note 8 to the Annual Financial Statements for additional details around the U.S. lumber goodwill impairment.
Operating earnings for the Lumber Segment increased by $449 million compared to Q4-25 and decreased by $158 million compared to Q1-25 for the reasons explained above. Non-cash asset impairments and prior year duty adjustments were a major factor in the change in operating earnings.
Adjusted EBITDA for the Lumber Segment decreased by $27 million compared to Q4-25 and decreased by $151 million compared to Q1-25. The following table shows the Adjusted EBITDA variance for the period. Foreign exchange impacts from the strengthening or weakening of the CAD against USD on sales of wood chips, other residuals and logs are presented under Other.

Adjusted EBITDA ($ millions)	Q4-25 to Q1-26	Q1-25 to Q1-26
Adjusted EBITDA - comparative period	$(57)	$66
Price	84	(3)
Volume	2	3
Changes in export duties and tariffs	(4)	(31)
Duty Adjustments related to prior period POIs	(114)	(114)
Changes in costs	6	(13)
Impact of inventory write-downs	(3)	6
Other	1	—
Adjusted EBITDA - current period	$(84)	$(84)
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates for all investigations which the DOC has released respondent selection notices as of the date of this MD&A.

Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s AR process for each POI, as summarized in the tables below.
On March 9, 2026, the USDOC initiated AR8 POI covering the 2025 calendar year. West Fraser was selected as a mandatory respondent in the CVD investigation, which will result in West Fraser continuing to be subject to a company-specific rate. Mandatory respondents for the ADD investigation have yet to be announced as of April 29, 2026.
On April 9, 2026, the USDOC released the preliminary results for the AR7 POI covering the 2024 calendar year, which indicated a rate of 15.93% for CVD and 4.77% for ADD for West Fraser. These rates are expected to be finalized and come into effect later this year. As a result, we recorded a $73 million non-cash charge to export duty expense in Q1-26, representing the difference between previously recorded expense for 2024 based on CVD cash deposit rates of 2.19% and 6.85% and the preliminary CVD rate released of 15.93%.
Additionally, the USDOC has commenced processing the liquidation of ADD for the first administrative review period (AR1 POI) covering exports between August 2017 and December 2017. Upon liquidation of ADD, mandatory respondents are paid at assessment rates, which differ from the final rates as published by the USDOC in the Federal Register. Accordingly, we have recorded the receivable and payables balances, and accompanying interest, to be representative of the assessment rates shown in the table below. Based on the liquidation rate, we expect to receive a refund of $15 million in 2026.
As a result of additional information from the liquidation process, we recorded a $41 million non-cash charge to export duty expense in Q1-26, representing a change in the estimate of amounts recoverable and payable covering all the administrative review periods.
The Cash Deposit Rates, CVD Preliminary Rates, West Fraser Estimated ADD Rates, AR POI Final Rates, and ADD Assessment Rates for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Preliminary Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%	15.93%
August 19, 2024 - December 31, 2024	6.85%	15.93%
AR8 POI[2]
January 1, 2025 – August 11, 2025	6.85%	n/a
August 12, 2025 – December 31, 2025	16.82%	n/a
AR9 POI[3]
January 1, 2026 – April 3, 2026	16.82%	n/a
1.On April 9, 2026, the USDOC issued the preliminary rate for the AR7 POI.
2.The final CVD rate for the AR8 POI is expected in 2027.
3.The final CVD rate for the AR9 POI is expected in 2028.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate	AR POI Final Rate	AR POI Assessment Rate[12]
AR1 POI[1,2]
June 30, 2017 - December 3, 2017	6.76%	1.46%	1.40%	1.65%
December 4, 2017 - December 31, 2017	5.57%	1.46%	1.40%	1.65%
January 1, 2018 - December 31, 2018	5.57%	1.46%	1.40%	1.65%
AR2 POI[3]
January 1, 2019 – December 31, 2019	5.57%	4.65%	6.06%	7.49%
AR3 POI[4]
January 1, 2020 – November 29, 2020	5.57%	3.40%	4.63%	5.13%
November 30, 2020 - December 31, 2020	1.40%	3.40%	4.63%	5.13%
AR4 POI[5]
January 1, 2021 – December 1, 2021	1.40%	6.80%	7.06%	7.66%
December 2, 2021 - December 31, 2021	6.06%	6.80%	7.06%	7.66%
AR5 POI[6]
January 1, 2022 – August 8, 2022	6.06%	4.52%	5.04%	5.52%
August 9, 2022 - December 31, 2022	4.63%	4.52%	5.04%	5.52%
AR6 POI[7]
January 1, 2023 – July 31, 2023	4.63%	8.84%	9.65%	10.52%
August 1, 2023 - December 31, 2023	7.06%	8.84%	9.65%	10.52%
AR7 POI[8]
January 1, 2024 – August 18, 2024	7.06%	4.70%	n/a	5.08%
August 19, 2024 - December 31, 2024	5.04%	4.70%	n/a	5.08%
AR8 POI[9]
January 1, 2025 - July 28, 2025	5.04%	4.00%	n/a	4.75%
July 29, 2025 – December 31, 2025	9.65%	4.00%	n/a	4.75%
AR9 POI[10,11]
January 1, 2026 – April 3, 2026	9.65%	9.65%	n/a	n/a
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4.On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
5.On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI for ministerial errors. This table only reflects the final rate.
6.On August 19, 2024, the USDOC issued the final ADD rate for the AR5 POI. An amended ADD rate was issued on September 24, 2024, and was retroactively applied to August 19, 2024. This table only reflects the final rate.
7. On July 29, 2025, the USDOC issued the final ADD rate for the AR6 POI.
8.The finalization of the ADD rate for the AR7 POI is expected later in 2026.
9.The finalization of the ADD rate for the AR8 POI is expected in 2027.
10.The finalization of the ADD rate for the AR9 POI is expected in 2028.
11.As at Q1-26, West Fraser's estimated rate for 2026 is the current cash deposit rate of 9.65%.
12.AR2 - AR8 assessment rates are estimated and will be confirmed upon liquidation of these POIs.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD and ADD as export duty expense based on our best estimate of the applicable rate for each POI, considering all available information, including the cash deposit rate, any preliminary and final rates released by the USDOC, and our legal assessment of the applicable rates. These estimates are reviewed and updated as new information becomes available.
We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when new information is available, typically when an AR finalizes a new applicable rate for each POI.

The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable. The difference between the cash deposit amount and the amount that would have been due based on our estimated AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
On August 27, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR2 ADD order. On September 10, 2025, the AR2 ADD CUSMA panel granted the motion for voluntary dismissal.
On September 5, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR1 ADD order. On September 17, 2025, the AR1 ADD CUSMA panel granted the motion for voluntary dismissal.
Through the withdrawal of the legal challenges, the rates for AR1 and AR2 ADD are finalized. In order for the entries to be liquidated by U.S. Customs and Border Protection, both CVD and ADD legal challenges must be concluded. AR1 and AR2 CVD legal challenges are currently ongoing.
On January 22, 2026, the USDOC issued a liquidation notice instructing the liquidation of shipments during August to December 2017 where the only duties in effect were ADD because CVD had not commenced. For this period of August to December 2017, legal challenges have been concluded through the withdrawal of AR1 ADD appeals. As discussed above, West Fraser expects to receive $15 million through this liquidation process.
The softwood lumber case will continue to be subject to the NAFTA or CUSMA, WTO dispute resolution processes, and litigation in the U.S. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-26	Q4-25	Q1-25
Sales
OSB	$350	$311	$467
Plywood, LVL and MDF	123	117	122
Wood chips, logs and other	9	11	9
	483	439	598
Cost of products sold	(371)	(367)	(373)
Freight and other distribution costs	(77)	(70)	(73)
Export duties, net, and tariffs	—	—	(1)
Amortization	(69)	(73)	(72)
Selling, general and administration	(24)	(26)	(27)
Restructuring and impairment charges	—	(239)	—
Operating earnings (loss)	$(58)	$(335)	$52

Adjusted EBITDA[1]	$11	$(24)	$125

OSB (MMsf 3/8” basis)
Production	1,593	1,505	1,555
Shipments	1,544	1,512	1,503
Plywood (MMsf 3/8” basis)
Production	177	182	163
Shipments	179	170	160
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales increased versus Q4-25 due primarily to higher OSB product pricing and higher OSB, MDF, and plywood shipment volumes, offset in part by lower plywood product pricing. Sales decreased versus Q1-25 due primarily to lower OSB product pricing, offset in part by higher OSB and plywood shipment volumes.
The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $27 million compared to Q4-25 and a decrease of $125 million compared to Q1-25.
OSB shipment volumes increased versus comparative periods due primarily to higher production volumes, discussed further in the section below. Plywood shipment volumes were comparable to Q4-25. Plywood shipment volumes increased compared to Q1-25 due primarily to higher production volumes, discussed further in the section below.
The volume variance resulted in an increase of $1 million in operating earnings and Adjusted EBITDA compared to Q4-25 and an increase of $2 million compared to Q1-25.
For Q1-26, approximately 10% of NA OSB sales were to Canada, with the remainder to the U.S., and substantially all plywood shipments were to Canada. Approximately half of MDF shipments were to Canada. NA EWP shipments by destination were broadly consistent with comparative periods.
Costs and Production
OSB production volumes increased compared to Q4-25 due primarily to higher operating rates in the current period. Manufacturing operations at our OSB mill in High Level, Alberta continued through the quarter in order to consume log inventories and will be concluded by the end of April.

OSB production volumes increased modestly compared to Q1-25 due to higher operating rates in Q1-26 and weather-related impacts on our U.S. South manufacturing locations in Q1-25. Higher maintenance downtime in the current period was a partial offsetting factor.
Plywood production volumes were comparable to Q4-25. Plywood production volumes increased compared to Q1-25 due to less maintenance downtime taken in the current period.
Cost of products sold increased compared to Q4-25 due to higher shipment volumes, higher energy and resin costs, and the impact of the tax credits recognized in the comparative period. This was offset in part by lower maintenance costs and a $12 million favourable impact related to inventory valuation adjustments. The favourable inventory valuation adjustment impact resulted from Q1-26 benefiting from a release of inventory valuation reserve compared to an increase in inventory valuation reserve recorded in Q4-25.
Cost of products sold decreased from Q1-25 due primarily to lower labour costs, lower resin costs and an $8 million favourable impact related to inventory valuation adjustments, offset in part by higher shipment volumes, higher energy costs, and the strengthening of the CAD against the USD. The favourable inventory valuation adjustment impact resulted from Q1-26 benefiting from a release of inventory valuation reserve.
Freight and other distribution costs increased versus both comparative periods due to higher shipment volumes. Higher freight rates also contributed to the increase versus Q1-25.
Amortization expense decreased versus comparative periods due primarily to the impact of the announced indefinite curtailment of our OSB mill in High Level, Alberta.
Selling, general and administration costs were broadly consistent versus both comparative periods.
Restructuring and impairment charges of $239 million in Q4-25 related to the announced indefinite curtailment of our OSB mill in High Level, Alberta.
Operating earnings for the NA EWP Segment increased by $277 million compared to Q4-25 and decreased by $111 million compared to Q1-25 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment increased by $35 million compared to Q4-25 and decreased by $114 million compared to Q1-25. The following table shows the Adjusted EBITDA variance for the period. The impact of changes in tariff costs for the NA EWP Segment is presented under changes in costs.

Adjusted EBITDA ($ millions)	Q4-25 to Q1-26	Q1-25 to Q1-26
Adjusted EBITDA - comparative period	$(24)	$125
Price	27	(125)
Volume	1	2
Changes in costs	(5)	—
Impact of inventory write-downs	12	8
Other	(1)	—
Adjusted EBITDA - current period	$11	$11

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-26	Q4-25	Q1-25
Sales	$148	$118	$117
Cost of products sold	(118)	(96)	(101)
Freight and other distribution costs	(13)	(10)	(11)
Amortization	(10)	(11)	(10)
Selling, general and administration	(7)	(8)	(7)
Operating loss	$—	$(7)	$(13)

Adjusted EBITDA[1]	$10	$4	$(2)

OSB (MMsf 3/8” basis)
Production	309	292	271
Shipments	320	253	292

GBP - USD exchange rate
Closing rate	1.32	1.34	1.29
Average rate	1.35	1.33	1.26
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales increased from Q4-25 due to higher shipment volumes, offset in part by lower particleboard product pricing due primarily to changes in product mix. Sales increased compared to Q1-25 due to higher OSB product pricing, higher OSB shipment volumes, and the strengthening of the GBP against the USD, offset in part by lower MDF and particleboard shipment volumes.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $3 million compared to Q4-25 and an increase of $14 million compared to Q1-25. The price variance represents the impact of changes in product pricing in local currency terms.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $8 million compared to Q4-25 and an increase of $3 million compared to Q1-25.
Costs and Production
OSB production volumes increased compared to Q4-25 due primarily to improved productivity. OSB production volumes increased compared to Q1-25 due to lower production curtailments taken to manage inventory levels, lower maintenance downtime in the current quarter, and improved productivity.
Cost of products sold increased versus Q4-25 due primarily to higher shipment volumes, higher energy costs, and the impact of the tax credits recognized in the comparative period. Lower fibre and maintenance costs provided a partial offsetting factor. Cost of products sold increased compared to Q1-25 due to higher shipment volumes, higher labour and maintenance costs, and the strengthening of the GBP against the USD, offset in part by lower fibre cost and lower energy costs.
Freight and other distribution costs increased versus comparative periods due to higher shipment volumes.
Amortization expense, and selling, general and administration costs were broadly consistent versus comparative periods.

Operating earnings for the Europe EWP Segment increased by $6 million compared to Q4-25 and increased by $12 million compared to Q1-25 due to the reasons explained above.
Other Operating Segments

Other Operating Segments Earnings ($ millions unless otherwise indicated)	Q1-26	Q4-25	Q1-25

Sales	$88	$67	$85
Operating earnings (loss)	(6)	(5)	3
Adjusted EBITDA[1]	(2)	(1)	7

NBSK (Mtonnes)
Production	87	82	79
Shipments	85	62	74
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Other Operating segments comprise of Cariboo Pulp and our 50%-owned joint operation, Alberta Newsprint Company.
Operating earnings and Adjusted EBITDA for Other Operating Segments decreased by $1 million compared to Q4-25 due to lower NBSK product pricing and higher freight and maintenance costs, offset by higher shipment volumes.
Operating earnings and Adjusted EBITDA for Other Operating Segments decreased by $9 million compared to Q1-25 due to lower NBSK product pricing, higher maintenance and energy costs and an unfavourable $4 million inventory valuation adjustment, offset in part by higher shipment volumes.
Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q1-26 were $63 million (Q4-25 - $72 million; Q1-25 - $73 million).
Selling, general and administration costs decreased compared to Q4-25 due primarily to cost savings measures, organizational efficiency initiatives, lower professional services costs and other individually insignificant changes. Selling, general and administration costs decreased versus Q1-25 due primarily to the impact of variable compensation expense recorded in Q1-25 and the impact of cost savings measures and various organizational efficiency initiatives.
Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded an expense of $6 million during Q1-26 (Q4-25 - recovery of $4 million; Q1-25 - recovery of $3 million). The expense in the current period primarily reflects an increase in the price of our common shares traded on the TSX.

Finance income (expense), net
Finance income (expense), net includes interest expense on our long-term debt and operating loans, interest income earned on short-term investments and interest income (expense) recognized on our Canadian lumber duty deposits. We recorded finance expense, net of $53 million in Q1-26 compared to finance expense, net of $3 million in Q4-25 and finance income, net of $6 million in Q1-25.
Finance expense, net in Q1-26 was impacted by a $45 million adjustment to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) based on information from the AR1 liquidation process initiated in Q1-26 and the AR7 preliminary CVD rate for the 2024 POI. Lower interest income earned on our cash and cash equivalents and higher interest expense related to borrowings on our operating line during the quarter also contributed to the variance versus prior periods.
Other income (expense)
Other income of $13 million was recorded in Q1-26 (Q4-25 - other income of $10 million; Q1-25 - other expense of $3 million).
Other income in Q1-26 relates primarily to gains on our electricity swaps driven by increases in forward electricity prices over the remaining term of the contracts and foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities as the USD strengthened against the CAD.
Tax recovery (provision)
Q1-26 results include an income tax recovery of $61 million, compared to income tax recovery of $167 million in Q4-25 and income tax expense of $25 million in Q1-25, resulting in an effective tax rate of 25% in the current quarter compared to 18% in Q4-25 and 37% in Q1-25. The effective tax rate in Q1-26 was impacted primarily by differences in our jurisdictional rates. The effective tax rate in Q4-25 was impacted primarily by non-taxable amounts including the U.S. lumber goodwill impairment, differences in our jurisdictional tax rates, and impacts of functional currency differences. The effective tax rate in Q1-25 was impacted primarily by differences in our jurisdictional tax rates, income tax settlements, and impacts of functional currency differences. The effective tax rate can be sensitive to non-taxable permanent differences and differences in our jurisdictional tax rates in periods of lower pre-tax earnings.
Other comprehensive earnings – translation of operations with different functional currencies
Our European operations have British pound sterling and Euro functional currencies. Following the change in the functional currency of our Cochrane lumber mill from CAD to USD effective January 1, 2026, only our jointly-owned paper operation has Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in Accumulated other comprehensive loss.
We recorded a translation loss of $8 million during Q1-26 (Q4-25 - translation gain of $5 million; Q1-25 - translation gain of $16 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation loss in the current quarter primarily reflects a strengthening of the USD against the British pound sterling.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $10 million during Q1-26 (Q4-25 - after-tax actuarial gain of $6 million; Q1-25 - after-tax actuarial loss of $3 million). The most significant driver of the actuarial gain in Q1-26 was an increase in the discount rate used to calculate plan liabilities, offset in part by lower returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilizing inflation and interest rates, a large cohort entering the typical home‑buying stage, and the advanced age of the U.S. housing stock (with a median home age of approximately 44 years) are expected to support new home construction and repair and renovation activity that drives lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.50 million units in March 2026, with permits issued for 1.37 million units, according to the U.S. Census Bureau. On a 3-month trailing average basis, there were 1.42 million units started and permits issued for 1.43 million units. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 175 bps since September 2024. While recent rate trends are directionally supportive for the broader housing industry, competing forces continue to create uncertainty around the near-term path of interest rates and rates of inflation. U.S. employment growth has shown signs of slowing, while the conflict in the Middle East and the potential inflationary effects of tariff and other government policies may exert upward pressure on inflation and interest rates. Given these developments, demand for new home construction and our wood building products may continue to be challenged and even decline over the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we expect industry demand to continue to improve in the near term. In the longer term, we continue to expect demand for our European products to grow as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. That said, ongoing geopolitical developments, including the potential inflationary effect of the conflict in the Middle East, may adversely impact near-term demand for our panel products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber.
The USDOC commenced Administrative Review 8 (“AR8”) in March 2026, with final rates expected in 2027. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".
Operations
Anticipated shipment levels assume no significant change from current market demand conditions, typical seasonal demand patterns, sufficient availability of logs within our economic return criteria, no further indefinite or permanent curtailments and no significant changes in duties or tariffs applicable to our products. Our operations and results could be negatively affected by increasing or elevated interest rates, duties and tariffs, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from conflicts in Ukraine, the Middle East or elsewhere, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors.
Demand for lumber products is not expected to increase meaningfully in 2026, reflecting persistent housing affordability challenges. Based on the current operating environment, the sawmill closures announced in 2025, and offsets from ongoing reliability and capital improvement gains across our lumber mill portfolio, including the ramp up of our modernized Henderson mill, we are reiterating our SPF and SYP shipments targets of 2.4 to 2.7 billion board feet for 2026. We expect SPF fibre costs to increase due to inflationary pressures on development, logging and delivery costs and from the moderate stumpage rate change announced in B.C. on April 1, 2026 from the market-based adjustments related to lumber prices. In Alberta, Q2-26 stumpage rates are also expected to increase modestly as compared to Q1-26 levels as these rates are closely linked to the price of lumber but with a quicker response to changing lumber prices. U.S. South log costs have been largely stable in recent quarters, though some region-specific costs are experiencing upward pressure from higher transportation expenses associated with elevated fuel prices. Pulp mill curtailments and closures are expected to continue to exert downward pressure on net prices received for sawmill residuals. Region-specific log costs and residual prices are likely to vary based on the unique conditions within each procurement zone.
In our NA EWP segment, we expect somewhat softer demand for our OSB products in 2026. Similar to the Lumber segment, we acknowledge risks to our demand forecasts given the near-term uncertainty from potential trade tariffs and housing affordability challenges. In light of these factors as well as the planned OSB mill curtailment we announced in late 2025, we are reiterating 2026 North American OSB target shipments of 5.9 to 6.3 billion square feet (3/8-inch basis). For input costs in our NA EWP business in 2026, we continue to expect modest downward pressure on fibre costs, as recent pulp mill closures in the U.S. South have created regional pockets of excess pulpwood log supply, which are the primary fibre source for OSB production. However, other input costs, including resins, are expected to experience some inflation due to higher crude prices impacting certain chemical components, in part related to ongoing geopolitical conflict in the Middle East.
In our Europe EWP segment, we expect 2026 demand for our MDF, particleboard and OSB panel products to be similar or improve slightly from 2025 levels, recognizing there are ongoing macroeconomic uncertainties in the region. As such, we are reiterating 2026 OSB shipments targeted in the range of 1.0 to 1.25 billion square feet (3/8-inch basis). Input costs for the Europe EWP business in 2026, including energy and resin costs, are experiencing upward pressure due to the Middle East conflict.
The global pulp market continues to experience disruption with the economic impact of U.S. tariffs creating considerable demand uncertainty in Chinese markets. However, given recent trends, we anticipate NBSK pricing will be relatively stable to slightly higher over the near to medium term.
Global events during the first quarter of 2026 are expected to increase oil‑based input costs, including fuels, chemicals and waxes. While no material impacts on contract labour availability or capital equipment lead times are currently anticipated, ongoing geopolitical uncertainty in the Middle East and broader macroeconomic conditions create uncertainty regarding the duration and magnitude of these impacts.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We anticipate levels of operating cash flows and available liquidity will support our capital spending plans in 2026 and we will continue to operationalize the significant capital we have invested in recent years. Based on our current outlook, assuming no deterioration from current market demand conditions and no additional lengthening of lead times for projects underway or planned, expected capital expenditures remain in the range of $300 million to $350 million in 20261. Our total capital budget consists of various improvement projects and maintenance expenditures, and projects focused on optimization and automation of the manufacturing process. The recently constructed Henderson sawmill is now in its ramp-up phase, which we anticipate will take 18 to 24 months. We do not expect to realize meaningful incremental run-rate production from the mill until late 2026.
1. This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

We expect to maintain our investment grade issuer rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027. As of April 28, 2026, no Common shares have been repurchased for cancellation, leaving 3,800,917 available to purchase at our discretion until the expiry of the 2026 NCIB.
Under our 2025 NCIB that expired March 2, 2026, we purchased 1,286,185 Common shares of the Company.
As of April 28, 2026, we have repurchased for cancellation 45,015,019 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 83% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2026 is $100 million based on the number of Common and Class B Common shares outstanding on April 3, 2026.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by two major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Available Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	April 3,	December 31,
	2026	2025
Cash and cash equivalents	$81	$202
Operating lines available (excluding newsprint operation)[1]	1,020	1,020
	$1,100	$1,222
Borrowings on operating lines	(203)	—
Available liquidity	$897	$1,222

Total debt to total capital[2]	9%	6%
Net debt to total capital[2]	8%	2%
1.Excludes demand line of credit dedicated to our jointly-owned paper operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at April 3, 2026 was $897 million (December 31, 2025 - $1,222 million). Available liquidity includes cash and cash equivalents and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned paper operation.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Total debt to total capital and net debt to total capital increased compared to Q4-25 due to lower cash and cash equivalents on hand and draws on our revolving credit facilities during Q1-26. Draws on our revolving credit facilities during Q1-26 were driven in large part by seasonal working capital changes including increases in log inventory on hand. Log inventory in the northern regions of North America is built up in the first quarter to sustain SPF lumber and EWP operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months. We remain well positioned with a strong balance sheet and liquidity profile.
Credit Facilities
As at April 3, 2026, our credit facilities consisted of a $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and an $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned paper operation.
In May 2025, we amended and restated our syndicated credit agreement providing for the renewal of our $1 billion revolving credit facility and extension of the facility's maturity from July 2028 to May 2030. The renewed credit facility was made available on substantially the same terms and conditions as our existing credit facility.
As at April 3, 2026, $203 million was drawn on our revolving credit facilities (December 31, 2025 - undrawn). Interest on the facilities is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $129 million (December 31, 2025 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $37 million (December 31, 2025 - $38 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned paper operation demand line of credit, which is secured by that joint operation’s current assets.

Long-Term Debt
In May 2025, in addition to the renewal of our $1 billion revolving credit facility, we also increased and extended our existing $200 million term loan facility maturing July 2025. The modified term loan facility is for $300 million and matures May 2028. Interest on the term loan facility is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
We have interest rate swap contracts to pay fixed interest rates and receivable variable interest rates on $100 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on $100 million of the $300 million term loan discussed above, with the balance being subject to a floating rate. The weighted average fixed interest payable under these swap agreements is 3.26%.
Issuer Ratings
We are considered investment grade by two leading rating agencies. The ratings in the table below are as at April 28, 2026.

Agency	Rating	Outlook
Moody’s	Baa2	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 76,022,344 Common shares and 2,281,478 Class B Common shares for a total of 78,303,822 Common shares issued and outstanding as at April 28, 2026.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027. As of April 28, 2026, we have repurchased no Common shares under our 2026 NCIB program.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. Under this program, we repurchased 1,286,185 Common shares for cancellation.
The following table shows our purchases under our NCIB programs in 2025 and 2026:

Share repurchases (number of Common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2025 to December 31, 2025	1,639,207	$75.95
NCIB:	January 1, 2026 to April 3, 2026	—	$—

Share Options
As at April 28, 2026, there were 791,128 share options outstanding with exercise prices ranging from CAD$51.80 to CAD$123.63 per Common share.

Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.

	Three months ended
	April 3,	March 28,
($ millions - cash provided by (used for))	2026	2025
Cash used for operating activities
Earnings (loss)	$(188)	$42
Adjustments
Amortization	138	134
Restructuring and impairment charges	—	—
Finance (income) expense, net	53	(6)
Foreign exchange gain	(3)	—
Export duty	114	—
Retirement benefit expense	18	17
Net contributions to retirement benefit plans	(11)	(9)
Tax provision (recovery)	(61)	25
Income taxes paid	(4)	(74)
Unrealized loss (gain) on electricity swaps	(11)	4
Other	14	23
Changes in non-cash working capital
Receivables	(110)	(100)
Inventories	(159)	(193)
Prepaid expenses	13	4
Payables and accrued liabilities	28	59
	(170)	(75)

Cash provided by (used for) financing activities
Proceeds from operating loans	203	—
Repayment of lease obligations	(4)	(4)
Finance expense paid	(6)	(5)
Repurchase of Common shares for cancellation	—	(46)
Issuance of Common shares	—	—
Dividends paid	(50)	(26)
	143	(80)

Cash used for investing activities
Additions to capital assets	(94)	(104)
Interest received	1	6
Other	2	(1)
	(91)	(99)

Change in cash and cash equivalents	$(118)	$(255)

Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to prior year were lower earnings, offset in part by lower income taxes paid. Changes in working capital were comparable versus the prior period.
Earnings, after adjusting for non-cash items, were lower versus the comparative period due primarily to lower OSB product pricing.
Income tax payments were lower in Q1-26 primarily due to the impact of top up income tax payments made in Q1-25 in respect of 2024 results.
Working capital increased in Q1-26 due primarily to seasonal increases in inventories and receivables, offset by increases in payables and accrued liabilities.
The current quarter inventory change was driven primarily by increases in the volume of log inventory on hand. Log inventory in the northern regions of North America is built up in the first quarter to sustain SPF lumber and EWP operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months. Higher volumes of SYP lumber and NA OSB finished goods inventory also contributed to the increase in inventory in Q1-26.
Accounts receivable increased due primarily to higher product pricing versus Q4-25 and higher shipment activity towards the end of Q1-26 versus Q4-25.
Payables and accrued liabilities increased due primarily to higher stumpage and contractor accruals, offset in part by decreases relating to the timing of dividend and accrued compensation payments.
Financing Activities
Cash provided by financing activities increased compared to Q1-25 due primarily to the $203 million drawn on our revolving credit facilities in Q1-26.
We did not repurchase Common shares under our NCIB programs during the three months ended April 3, 2026. We repurchased $46 million of Common shares through our NCIB programs during the three months ended March 28, 2025.
We returned a total of $50 million during the three months ended April 3, 2026 to our shareholders through dividend payments, compared to $26 million during the three months ended March 28, 2025. The increase reflects that Q1-26 included the payment of dividends declared in both Q4-25 and Q1-26, compared to Q1-25 which only included the payment of the dividend declared in Q4-24.
Investing Activities
Interest received decreased compared to Q1-25 due primarily to lower cash and cash equivalents balances in the current period.
Capital expenditures of $94 million in Q1-26 (Q1-25 - $104 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended
Capital Expenditures by Segment ($ millions)	April 3,	March 28,
	2026	2025
Lumber	$27	$63
North America EWP	56	38
Europe EWP	7	3
Other Operating Segments	3	0
Corporate	1	—
Total	$94	$104

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Executive Vice-President and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
There has been no change in our internal control over financial reporting during the three months ended April 3, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q1-26	Q4-25	Q1-25
Earnings (loss)	$(188)	$(751)	$42
Finance expense (income,) net	53	(3)	(6)
Tax provision (recovery)	(61)	(167)	25
Amortization	138	144	134
Equity-based compensation	6	(4)	(3)
Restructuring and impairment charges	—	712	—
Other expense (income)	(13)	(10)	3
Adjusted EBITDA	$(66)	$(79)	$195
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS Accounting Standards measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS Accounting Standards measure for Adjusted EBITDA by segment as operating earnings is the IFRS Accounting measure most used by the chief operating decision maker when evaluating segment operating performance.

Quarterly Adjusted EBITDA by Segment ($ millions)

Q1-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating loss	$(137)	$(58)	$—	$(6)	$(8)	$(210)
Amortization	53	69	10	3	2	138
Equity-based compensation	—	—	—	—	6	6
Adjusted EBITDA by segment	$(84)	$11	$10	$(2)	$—	$(66)

Q4-25	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(586)	$(335)	$(7)	$(5)	$3	$(931)
Amortization	56	73	11	3	1	144
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges	473	239	—	—	—	712
Adjusted EBITDA by segment	$(57)	$(24)	$4	$(1)	$—	$(79)

Q1-25	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$21	$52	$(13)	$3	$1	$64
Amortization	46	72	10	4	1	134
Equity-based compensation	—	—	—	—	(3)	(3)
Adjusted EBITDA by segment	$66	$125	$(2)	$7	$(1)	$195
Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions, except as otherwise indicated)	April 3,	December 31,
	2026	2025
Cash and cash equivalents	$81	$202
Operating lines available (excluding paper operation)[1]	1,020	1,020
	1,100	1,222
Borrowings on operating lines	(203)	—
Available liquidity	$897	$1,222
1.Excludes demand line of credit dedicated to our jointly-owned paper operation as West Fraser cannot draw on it.
Debt to capital ratio
Debt to capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Debt to Capital ($ millions)	April 3,	December 31,
	2026	2025
Debt
Operating loans	$203	$—
Current and non-current lease obligation	35	33
Current and non-current debt	300	300
Derivative liabilities[1]	—	—
Open letters of credit[1]	37	38
Total debt	575	371
Shareholders’ equity	5,638	5,849
Total capital	$6,213	$6,220
Debt to capital	9%	6%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	April 3,	December 31,
	2026	2025
Debt
Operating loans	$203	$—
Current and long-term lease obligation	35	33
Current and long-term debt	300	300
Derivative liabilities[1]	—	—
Open letters of credit[1]	37	38
Total debt	575	371
Cash and cash equivalents	(81)	(202)
Open letters of credit	(37)	(38)
Derivative liabilities	—	—
Net debt	457	131
Shareholders’ equity	5,638	5,849
Total capital	$6,095	$5,980
Net debt to capital	8%	2%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, and projects focused on optimization and automation of the manufacturing process. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
BCTS	B.C. Timber Sales
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Executive Vice-President and Chief Financial Officer
CGU	Cash generating unit
CPL	Cariboo Pulp mill, now operated by Cariboo Pulp Ltd.
CRA	Canada Revenue Agency
Crown timber	Timber harvested from lands owned by a provincial government
CUSMA	Canada-United States-Mexico Agreement
CVD	Countervailing duty
DC&P	Disclosure Controls and Procedures
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GBP	British pound sterling
GHG	Greenhouse gas
ICFR	Internal Control over Financial Reporting
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2025 NCIB	Normal course issuer bid - March 3, 2025 to March 2, 2026
2026 NCIB	Normal course issuer bid - March 24 2026 to March 23, 2027
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-26 or Q1-25	three months ended April 3, 2026 or March 28, 2025 and for balance sheet amounts as at April 3, 2026 or March 28, 2025
Q2-26 or Q2-25	three months ended July 3, 2026 or June 27, 2025 and for balance sheet amounts as at July 3, 2026 or June 27, 2025
Q3-26 or Q3-25	three months ended October 2, 2026 or September 26, 2025 and for balance sheet amounts as at October 2, 2026 or September 26, 2025

Q4-26 or Q4-25	three months ended December 31, 2026 or 2025 and for balance sheet amounts as at December 31, 2026 or 2025
Section 232	Section 232 of the Trade Expansion Act of 1962
SEDAR+	System for Electronic Document Analysis and Retrieval +
SIB	Substantial Issuer Bid
SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements
This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, results of operations expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, supported by robust product and geographic diversity, to rely on our committed workforce, the quality of our assets and our well-established people and culture, to execute a balanced capital allocation strategy by maintaining a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position, to maintain financial flexibility through a strong balance sheet and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, and pursuit of opportunistic acquisitions and larger-scale growth initiatives

Recent Developments – Markets
impact of new home construction activity, existing home sales, interest rates, mortgage rates, housing supply and demand, housing affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures, changes in population growth and demographics on demand for our lumber and OSB products; expectations regarding near, medium and longer-term core demand, future interest rates, government policies on affordability and inflation; contraction in the North American lumber mill capacity and continuation of a period of oversupply in the North American lumber industry, particularly in the U.S. South; constraints on new lumber capacity when lumber demand recovers due to various factors, including ongoing timber supply limitations in significant lumber regions; continuation of a period of oversupply in the North American OSB industry; impact of new or reduced lumber and OSB production capacity on market supply and pricing; constraints on Canadian exports due to Section 232 tariffs or other factors resulting in a potential shortfall in the supply of lumber and OSB products required to meet U.S. market demand levels

Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR7 and AR8 duty rates
Business Outlook – Markets
the impact of market conditions, housing affordability, interest rates, mortgage rates, U.S. housing starts and inflationary pressures on demand for our wood products over the near, medium and longer term; the potential growing market penetration of mass timber; our ability to capitalize on long-term growth opportunities; our expectations as to future interest rates due to the impact of competing forces on interest rates, including the impact of broader economy, the slowing of employment, growth and the potential price inflation impact of U.S. tariffs and other government policies; the potential impact to our operations resulting from the current conflict in the Middle East

Business Outlook – Softwood lumber dispute	the timing and finalization of the AR7 and AR8 duty rates and their impact on our financial position
Business Outlook – Operations
the assumptions underlying our anticipated shipment levels, including the continued availability of timber supply, our projected SPF and SYP lumber shipments, and related modest demand expectations due to the impact of tariffs and housing affordability challenges on SPF and SYP lumber demand and consequential impact on shipments of SPF lumber into the U.S. from Canada, expectations of stable B.C. and Alberta stumpage rates, potential for upward pressure on region specific U.S. South log costs due to elevated fuel prices; our projected OSB shipments and related softening of OSB demand forecasts due to tariff and policy uncertainty, and housing affordability challenges; the potential risk to stability of OSB input costs due to inflation in the near-term, with the projected downward pressure on fibre costs in the U.S. South due to a regional excess supply of pulp logs as a result of recent pulp mill curtailments, the potential impact of inflation on input costs across our supply chain in 2026, with expectations as to stability of labour availability and capital equipment lead times

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, the sufficiency of operations and available liquidity to support projected capital expenditures, and the amount of these capital expenditures, our plan to continue to operationalize capital invested in recent years, total estimated capital costs, completion dates and ramp-up periods (including with respect to the ramp-up of the modernized Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and maintenance of our investment grade issuer rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources
available liquidity, the availability of our revolving credit facility, our policy on capital management, maintenance of investment grade issuer rating, our policy on interest rate swaps and our goal to maintain a balanced capital allocation strategy

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East or elsewhere;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs and other government policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition, results of operations and cash flow and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, including the renegotiation of CUSMA and/or the failure to renew or replace CUSMA as well as the impact of other government policies;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;

•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken and legislation adopted by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations, and evolving jurisprudence in Canada on aboriginal rights and title;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,551 million), goodwill and intangibles ($1,713 million), both as at April 3, 2026, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, fires, explosions, mechanical failures, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures or cyber security breaches or attacks;
•impact of any product, property or general liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to and/or reputational issues for the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and

•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in this MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information
Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.